EX-FILING FEES

Calculation of Filing Fee Tables

Amendment to Schedule TO
(Form Type)

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$602,200,000.00(1)	0.00927%	$55,823.94(2)
Fees Previously Paid	$602,200,000.00(1)		$55,823.94(2)
Total Transaction Valuation	$602,200,000.00
Total Fees Due for Filing			$55,823.94
Total Fees Previously Paid			$55,823.94
Total Fee Offsets
Net Fee Due			$0

(1) Calculated as the aggregate maximum purchase price for Interests.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022, equals $92.70 per million dollars of the value of the transaction.